Filed by: Westar Energy, Inc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc

Commission File Number: 001-03523

Date: June 6, 2016

Frequently asked questions about the Great Plains Energy Acquisition of Westar Energy:

Which customers does this affect?

Once the transaction is complete, all Westar Energy customers will be served under Great Plains Energy. This includes residential and commercial customers throughout the current Westar Energy service territory.

What are the benefits to customers?

You’ll have a more efficient energy company. We expect the combination to result in smaller rate increases and better service for you.

Will my bill go up?

Not because of this transaction! In fact, you should expect the combination to result in smaller rate changes than would have been needed without the agreement.

Will there be any staffing changes that might affect me as a customer?

No. We’ve been working hard to improve our service over the last few years. Together, we can make even more progress. As part of the agreement, Great Plains is honoring our existing labor agreements.

Why did you not comment on this before when rumors were circulating?

To conduct a fair and competitive process, it’s best to conduct these matters in confidence. To do otherwise would put the best outcome at risk.

What happens to my Westar stock?

Under the terms of the agreement, Westar shareholders will receive $60.00 per share of total consideration for each share of Westar common stock, consisting of $51.00 in cash and $9.00 in Great Plains Energy common stock, subject to a 7.5 percent collar based upon the Great Plains Energy common stock price at the time of the closing of the transaction, with the exchange ratio for the stock consideration ranging between 0.2709 to 0.3148 shares of Great Plains Energy common stock for each Westar share of common stock, representing a consideration mix of 85 percent cash and 15 percent stock.

When will the acquisition be finalized?

We plan to make a joint filing for approval at the KCC this summer, with approvals and closing of the transaction late spring or early summer 2017. In the coming months, the companies will work together to develop a robust integration plan.

Will the way I pay my bill change?

Whether you pay online through online bill pay, through the phone center, or at an authorized pay station, you will be able to continue to pay through the means you currently use or a similar method. The main change may be who you make the check out to when the deal is finalized.

Will my Westar Wind Change?

No. You’ll still be able to get up to 100% renewable energy for your home or business.

I signed up for community solar. What will happen with that now?

No change at this time.

Will my Home Serve still be in effect?

No change at this time.

How does this affect Westar Energy facilities?

Headquarters will be maintained in downtown Topeka. We expect efficiencies over time will come from combining the two organizations. Those efficiencies could include evaluating operating facilities, though there have been no decisions on any specific locations.

How does this change your renewable energy efforts in the future?

This deal brings together two leaders in renewable energy in Kansas. By joining forces, we’ll be able to deliver even more emission-free energy to Kansas customers.

If Westar has or is purchasing an easement on my property, what does the change in ownership mean?

You should continue to work with the Westar regarding any easement agreements. When the transaction closes, the easement agreement will stay the same.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this material, Great Plains Energy Incorporated (“Great Plains”) expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary joint proxy statement of Great Plains and Westar Energy, Inc. (“Westar Energy”) that also constitutes a preliminary prospectus of Great Plains. After the registration statement is declared effective Great Plains and Westar Energy will mail a definitive proxy statement/prospectus to shareholders of Great Plains and shareholders of Westar Energy. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Great Plains or Westar Energy may file with the SEC and send to Great Plains’ and/or Westar Energy’s shareholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF GREAT PLAINS AND WESTAR ENERGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Great Plains or Westar Energy through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Great Plains will be available free of charge on Great Plains’ website at www.greatplains.com, in the “Investor Relations” tab near the bottom of the page, or by contacting Great Plains’ Investor Relations Department at 1-800-245-5275. Copies of the documents filed with the SEC by Westar Energy will be available free of charge on Westar Energy’s website at www.westarenergy.com or by contacting Westar Energy’s Investor Relations Department at 785-575-8227. Great Plains and Westar Energy and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Great Plains may be found in its 2015 Annual Report on Form 10-K filed with the SEC on February 24, 2016, and definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on March 24, 2016. Information about the directors and executive officers of Westar Energy may be found in its 2015 Annual Report on Form 10-K filed with the SEC on February 24, 2016, and definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on April 1, 2016. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 in connection with the proposed merger of Great Plains and Westar Energy. These statements include statements regarding describe nature of future statements, e.g. the anticipated closing date of the transaction or anticipated future results. Forward-looking statements may include words like “believe,” “anticipate,” “target,” “expect,” “pro forma,” “estimate,” “intend,” “guidance” or words of similar meaning. Forward-looking statements describe future plans, objectives, expectations or goals. Although Great Plains and Westar Energy believes that these statements are based on reasonable assumptions, all forward-looking statements involve risk and uncertainty. The factors that could cause actual results to differ materially from these forward-looking statements include those discussed herein as well as, without limitation, delays in completing the merger, including as a result of delays in obtaining regulatory approval or shareholder approval, changes in general economic conditions and regulatory and legislative changes that adversely affect the business in which Great Plains and Westar Energy are engaged. These forward looking statements speak only as of the date of this communication, and Great Plains and Westar Energy expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Great Plains’ or Westar Energy’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Great Plains and Westar Energy, including the most recent Forms 10-K and 10-Q, for additional information about Great Plains and Westar Energy and about the risks and uncertainties related to the business of each of Great Plains and Westar Energy which may affect the statements made in this communication.